SECUTITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                        FORM 11-K
                                      ANNUAL REPORT
                             Pursuant to Section 15(d) of the
                              Securities Exchange Act of 1934


(Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2004

                                   OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ________ to _____________.


Commission file number 1-8729

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              UNISYS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               UNISYS CORPORATION
                                   Unisys Way
                          Blue Bell, Pennsylvania 19424

                                REQUIRED INFORMATION

                                 Unisys Savings Plan

                     Financial Statements and Supplemental Schedule

                         Years ended December 31, 2004 and 2003
              with Report of Independent Registered Public Accounting Firm



                                      CONTENTS


Report of Independent Registered Public Accounting Firm                1

Audited Financial Statements:

Statements of Assets Available for Benefits                            2
Statements of Changes in Assets Available for Benefits                 3
Notes to Financial Statements                                          4


Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)        10

Exhibit Index                                                         12

          Report of Independent Registered Public Accounting Firm

To the Plan Administrator of
Unisys Savings Plan

We have audited the accompanying statements of assets available for benefits of the Unisys Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis, and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                 /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 17, 2005

                               Unisys Savings Plan
                     Statements of Assets Available for Benefits


                                                     December 31

                                          2004                            2003
                                      -----------------------------------------
                                                   (In Thousands)


Investments at fair value:


Fidelity Mutual Funds                 $  1,833,287                 $  1,708,723
Unisys Common Stock Funds                  168,130                      268,747
Unisys Interest Income Fund                405,045                      406,585
Participants' Loans                         14,737                       14,704
Frozen Investment Contracts                      5                           10
                                      -----------------------------------------
                                         2,421,204                    2,398,769



Employer contributions receivable            1,381                        2,198
                                      -----------------------------------------
Assets available for benefits         $  2,422,585                 $  2,400,967
                                      =========================================

See accompanying notes.

                              Unisys Savings Plan
              Statements of Changes in Assets Available for Benefits



                                                 Year ended December 31

                                          2004                            2003
                                      -----------------------------------------
                                                     (In Thousands)
Additions:
  Interest and dividend income         $   59,552                   $   48,649

Contributions:
  Employer                                 19,998                       20,065
  Employee                                 97,019                       89,137
                                      -----------------------------------------
                                          117,017                      109,202

Transfer in                                 4,820                            -
                                      -----------------------------------------
Total additions                           181,389                      157,851

Deductions:
  Benefit payments                        194,775                      141,054
  Administrative and other expenses           104                           81
                                      -----------------------------------------
Total deductions                          194,879                      141,135

Net appreciation in fair value of
Investments                                35,108                      369,446

Net increase                               21,618                      386,162



Assets available for benefits:
  Beginning of year                     2,400,967                    2,014,805
                                      -----------------------------------------
  End of year                          $2,422,585                   $2,400,967
                                      =========================================


See accompanying notes.

                              Unisys Savings Plan
                         Notes to Financial Statements
                               December 31, 2004


1.    PLAN DESCRIPTION

The Unisys Savings Plan (the Plan) is a defined contribution plan that covers non-bargaining employees paid from a United States payroll of Unisys Corporation (the Company) and bargaining unit employees whose collective bargaining agreement provides for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants should refer to the Plan document, summary plan description and their respective bargaining unit agreement, if applicable, for complete information.

CONTRIBUTIONS

Each plan year, participants may contribute up to 20% or 18% of their pretax compensation up to the prescribed Internal Revenue Code limit, depending on their classification as a non-highly compensated or highly compensated employee, respectively. Participants who are age fifty or older may make catch-up contributions to the Plan. Participants may also make after-tax contributions up to 5% of their eligible compensation. The Company makes a nondiscretionary matching contribution in Company Common Stock equal to 50% of the first 4% of eligible compensation deferred by the participant during 2004 and 2003. The Plan also allows for rollover contributions from other qualified defined contribution plans.

In 2004, the Company acquired Baesch Computer Consulting (BCC). On September 15, 2004, the BCC Retirement Plan was merged into the Plan resulting in a transfer of funds into the Plan of approximately $2.8 million.

INVESTMENT OPTIONS

Participants may elect to have their current contributions and existing account balances invested in any one or more of the investment options offered and managed by Fidelity Management & Research Company and Fidelity Management Trust Company (Fidelity). Information regarding the investment options is provided to each participant through electronic media and prepared materials provided by the Company and in each investment fund's prospectus made available by Fidelity.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, matching contributions from the Company and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is equal to the vested portion of his or her account.

VESTING AND FORFEITURES

Plan participants who were actively employed on January 1, 2000 or later are immediately vested in their account balances at all times.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate of interest that is commercially reasonable, as determined by the Administrative Committee. A participant may not have more than one loan outstanding. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to his or her account, or upon death, disability or retirement, elect to receive payments in the form of an annuity or annual installments over the participant's actuarially determined lifetime. Plan participants also may receive in-service withdrawals in certain circumstances as defined in the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its matching contributions and/or to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their accounts.

2.    SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for the Unisys Interest Income Fund, the Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent net asset values of shares held by the Plan at year-end. Shares of Unisys common stock are valued at the closing market price on the last day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

The Unisys Interest Income Fund includes investments in guaranteed investment contracts issued principally by insurance companies and financial institutions and are valued at contract value as estimated by the issuer. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. All participant-initiated transactions with the fund are permitted at contract value with no conditions, limits or restrictions. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. No reserves have been provided or are considered necessary against contract values for credit risk of contract issuers or otherwise. The contract value of these investment contracts approximates their fair value. Interest accrued on the contract balances, during 2004 and 2003, at rates ranging from 1.90% to 4.80% and from 1.00% to 5.40%, respectively. Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or are re-set quarterly, semiannually or annually. The average yield on the contracts was 4.89% and 5.34% for 2004 and 2003, respectively.

Investments in Frozen Investment Contracts represent the cash balance from payments made to the Plan from the Conservation Estate of the Executive Life Insurance Company (ELIC) and from state guaranty associations in settlement of claims made by the Plan as a result of the insolvency of ELIC. The remaining cash balance at December 31, 2004 represents amounts that will be allocated to Plan participants or applied to pay administrative expenses of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from securities sold are reported on an average cost basis.

3.    INVESTMENTS

The Plan's investments at December 31, 2004 and 2003 were held in trusts with Fidelity Management Trust Company and Wachovia Bank N.A., each of which was established for the investment of the Plan's assets.

During 2004 and 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated
(depreciated) in fair value as follows (in thousands):


                                                  2004                   2003
                                              ---------------------------------

Fidelity Mutual Funds                         $ 109,713              $ 275,730
Unisys Common Stock Funds                       (77,366)                88,291
Unisys U.S. Equity Index Commingled
  Pool Fund                                       2,761                  5,425
                                              ---------------------------------
                                              $  35,108              $ 369,446
                                              =================================

Investments that represent 5% or more of fair value of the Plan's assets are as follows (in thousands):


                                                  2004                  2003
                                              ---------------------------------

*Unisys Stock Fund                            $ 158,897              $ 254,246
Unisys Interest Income Fund                     405,045                406,585
Fidelity Magellan Fund                          258,737                264,985
Fidelity Asset Manager Fund                     197,375                203,763
Fidelity Asset Manager Growth Fund              199,545                204,354
Fidelity Retirement Money Market
  Portfolio Fund                                123,480                124,955

* Predominantly non-participant-directed

Employer matching contributions to the Plan are invested in the Unisys Stock Fund. Participants who have reached age fifty are eligible to diversify their investment in the Unisys Stock Fund to other funds available within the Plan. The assets and significant components of the changes in assets relating to the predominantly non-participant-directed investments are as follows (in thousands):


                                                          December 31
                                                  2004                  2003
                                              ---------------------------------

Investments, at fair value:
  Unisys Stock Fund                             $  158,897          $  254,246
  Unisys Common Stock Fund                           9,202              14,456
  Interest-Bearing Cash                                 31                  45
  Frozen Investment Contracts                            5                  10
                                              ---------------------------------
Total                                           $  168,135          $  268,757
                                              =================================


                                                    Year ended December 31
                                                  2004                  2003
                                              ---------------------------------

Changes in assets:
  Interest and dividends                        $       81          $      108
  Net (depreciation) appreciation in fair
    value of investments                           (77,353)             88,291
  Contributions                                     24,098              20,771
  Benefit payments                                 (12,589)            (10,573)
  Administrative and other expenses                    (14)                (14)
  Net transfers                                    (34,845)             (7,814)
                                              ---------------------------------
Total                                           $ (100,622)         $   90,769
                                              =================================

At December 31, 2004, the Plan held 906,928 and 15,601,865 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively. At December 31, 2003, the Plan held 973,441 and 16,859,543 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively.

4.    TAX STATUS OF THE PLAN

The Plan has received a determination letter from the Internal Revenue Service dated September 25, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trusts are exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification, and the Plan sponsor will take the necessary steps to maintain the tax status of the Plan.

5.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

6.    RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the Trustee. The Plan also holds shares of common stock of the Company. These transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

                             Supplemental Schedule
                              Unisys Savings Plan
                           EIN: 38-0387840 Plan: 004

                              Schedule H, Line 4i-
                      Schedule of Assets (Held at End of Year)

                                December 31, 2004

                                   Description of Investment
                                   Including Maturity Date,
Identity of Issue, Borrower,       Rate of Interest, Par or                           Current
Lessor or Similar Party            Maturity Value                  Cost**             Value
----------------------------------------------------------------------------------------------------
*Fidelity Mutual Funds:
   Fidelity Fund                   Registered Investment Company                      $   13,718,546
   Puritan Fund                    Registered Investment Company                          21,506,379
   Trend Fund                      Registered Investment Company                           3,233,280
   Ginnie Mae Portfolio Fund       Registered Investment Company                           9,491,394
   Magellan Fund                   Registered Investment Company                         258,737,034
   Contra Fund                     Registered Investment Company                         100,877,562
   Equity Income Fund              Registered Investment Company                          19,335,218
   Growth Company Fund             Registered Investment Company                          35,594,683
   Investment Grade Bond Fund      Registered Investment Company                           9,871,488
   Growth & Income Portfolio Fund  Registered Investment Company                          40,323,060
   Intermediate Bond Fund          Registered Investment Company                           7,937,877
   Capital & Income Portfolio
    Fund                           Registered Investment Company                          11,138,997
   Value Fund                      Registered Investment Company                          53,085,872
   Mortgage Securities
    Portfolio Fund                 Registered Investment Company                           4,749,853
   Government Securities Fund      Registered Investment Company                          12,729,990
   Independence Fund               Registered Investment Company                           9,911,468
   Over-The-Counter Portfolio
    Fund                           Registered Investment Company                          15,058,795
   Overseas Fund                   Registered Investment Company                           8,523,185
   Europe Fund                     Registered Investment Company                           9,698,010
   Pacific Fund                    Registered Investment Company                           5,173,211
   Real Estate Investment
    Portfolio Fund                 Registered Investment Company                          27,657,407
   Balanced Fund                   Registered Investment Company                          24,390,806
   International Growth &
    Income Fund                    Registered Investment Company                           9,742,099
   Capital Appreciation Fund       Registered Investment Company                          17,524,896
   Conv. Securities Fund           Registered Investment Company                          12,029,485
   Canada Fund                     Registered Investment Company                           8,367,592
   Utilities Fund                  Registered Investment Company                          10,666,068
   Blue Chip Fund                  Registered Investment Company                          61,677,264
   Asset Manager Fund              Registered Investment Company                         197,374,558
   Disciplined Equity Fund         Registered Investment Company                           5,057,368
   Low-Priced Fund                 Registered Investment Company                          78,960,387
   Worldwide Fund                  Registered Investment Company                           6,261,688
   Equity Income II Fund           Registered Investment Company                          39,872,957
   Stock Selector Fund             Registered Investment Company                           7,403,277
   Asset Manager Growth Fund       Registered Investment Company                         199,544,669
   Emerging Markets Fund           Registered Investment Company                           4,001,913
   Aggressive Growth Fund          Registered Investment Company                          27,730,932
   Diversified International Fund  Registered Investment Company                          29,804,704
   Asset Manager Income Fund       Registered Investment Company                          33,440,366
   Diversified Growth Fund         Registered Investment Company                          41,779,874
   New Markets Income Fund         Registered Investment Company                          14,905,696
   Export & Multinational Fund     Registered Investment Company                           8,549,420
   Global Balanced Fund            Registered Investment Company                           1,909,471
   Aggressive International Fund   Registered Investment Company                           2,694,064
   Small Capital Stock Fund        Registered Investment Company                          16,013,921
   Mid-Capital Stock Fund          Registered Investment Company                          26,235,873
   Large-Capital Stock Fund        Registered Investment Company                           3,612,332
   Discovery                       Registered Investment Company                             425,992
   Europe Capital Appreciation
    Stock Fund                     Registered Investment Company                           2,696,476
   Asset Mgr Aggressive            Registered Investment Company                           1,414,095
   Latin America Fund              Registered Investment Company                           3,834,122
   Japan Fund                      Registered Investment Company                           5,581,850
   Southeast Asia Fund             Registered Investment Company                           2,393,974
   Strategic Income                Registered Investment Company                           8,150,183
   Freedom Income Fund             Registered Investment Company                             938,565
   Freedom 2000 Fund               Registered Investment Company                             966,617
   Freedom 2010 Fund               Registered Investment Company                           6,238,067
   Freedom 2020 Fund               Registered Investment Company                           6,029,352
   Freedom 2030 Fund               Registered Investment Company                           3,544,212
   Spartan Total Market
    Index Fund                     Registered Investment Company                           7,913,205
   Spartan Extended Market
    Index Fund                     Registered Investment Company                           3,025,400
   Spartan International
    Market Index Fund              Registered Investment Company                           1,648,717
   Short-Term Bond Fund            Registered Investment Company                           5,037,159
   Fifty Fund                      Registered Investment Company                           7,369,298
   U.S. Bond Index Portfolio Fund  Registered Investment Company                          20,091,083
   Institutional Short-Intermed.
    Gov't. Portfolio               Registered Investment Company                           2,234,218
   Inflation Pro Bond              Registered Investment Company                           3,806,429
   FID Freedom 2040                Registered Investment Company                             886,722
                                                                                      --------------
                                                                                       1,662,130,725

*Fidelity Money Market Funds:
   Retirement Money Market
    Portfolio Fund                 Registered Investment Company                         123,479,554
   Retirement Gov't. Money
    Market Portfolio Fund          Registered Investment Company                          19,316,627
                                                                                      --------------
                                                                                         142,796,181

*Fidelity U.S. Equity Index
  Commingled Pool Fund             Registered Investment Company                          28,359,955
                                                                                      --------------
Total Fidelity Mutual Funds                                                            1,833,286,861

*Unisys Common Stock Funds:
   Unisys Common Stock Fund        310,551 units of Common
                                          Stock Fund               $    8,587,205          9,201,641
   Unisys Stock Fund               10,153,174 units of Common
                                          Stock Fund                  221,853,092        158,897,180
   Interest-Bearing Cash                                                   31,234             31,234
                                                                                      --------------
Total Unisys Common Stock Funds                                                          168,130,055

*Unisys Interest Income Fund:
   Fidelity STIF                   Cash Portfolio; 1.90%                                   5,517,831
   Chase Manhattan Bank                   #430126; 4.80%                                  99,890,874
   Monumental Life Insurance
    Company                             #MDA134TR; 4.80%                                  99,879,094
   Rabobank Nederland                 #UNI-129901; 4.80%                                  99,878,891
   UBS AG Act                               #3041; 4.80%                                  99,878,748
                                                                                      --------------
Total Unisys Interest Income Fund                                                        405,045,438

*Participants' Loans               Interest rates from 5.0% to
                                              9.0%                                        14,737,196
Frozen Investment Contracts                                                 5,137              5,137
                                                                                      --------------
Total                                                                                 $2,421,204,687
                                                                                      ==============

*    Party-In-Interest.
**   Cost is not applicable for participant-directed investments.


                               SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                    UNISYS SAVINGS PLAN

                                                    UNISYS CORPORATION


Date:   June 27, 2005                        By:  /s/ Janet Brutschea Haugen
                                                  --------------------------
                                                  Janet Brutschea Haugen
                                                  Senior Vice President and
                                                  Chief Financial Officer

                                EXHIBIT INDEX


Exhibit
Number                      Description
-------                     -----------

23  Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm